Exhibit 99.(a)(1)(iii)

March 13, 2008

Dear Shareholder:

I am pleased to inform you that Community Valley Bancorp is offering to purchase up to 1,000,000 shares of its common stock from its shareholders through a tender offer. The purchase price is $13.00 per share.

We are making this offer for two reasons: 1. To provide liquidity for shareholders wishing to sell their shares; and 2. To attempt to increase the per share value of the Company for continuing shareholders, as a part of a plan to enhance shareholder value (although there can be no guarantee that this value will increase).

All shares which are validly tendered, and are not properly withdrawn on or prior to the Expiration Date, will be purchased at $13.00 per share, subject to the terms and conditions of the Offer, including the proration, conditional tender and odd lots provisions.

All other shares which have been tendered and not purchased will be returned to the shareholder. The tender offer is not conditioned on any minimum number of shares being tendered. Repurchase of 1,000,000 shares would reduce the number of shares outstanding by approximately 13% of the outstanding shares.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Neither the Company nor its Board of Directors or Depository makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 5:00 p.m., Mountain Time, on April 28, 2008, unless extended by the Company.

Sincerely,
/s/ Keith Robbins.
Keith Robbins
President and Chief Executive Officer
Enclosures